Exhibit 21.1

List of Subsidiaries

Subsidiaries	Jurisdiction

The Vape Store Inc.	Florida

Vaporin, Inc. (inactive)	Delaware

Healthy Choice Markets, Inc.	Florida

Smoke Anywhere USA Inc. (inactive)	Florida

Emagine the Vape Store, LLC (inactive)	Delaware

IVGI Acquisitions, Inc. (inactive)	Delaware

Vapormax Franchising LLC. (inactive)	Delaware

Vaporin, LLC (inactive)	Florida

Vaporin Florida, Inc. (inactive)	Florida